Managing Through Tough Times


Positioning for the Future
Dealing with Reality
Investing in the Future
Technical Headcount
Cash
Stock Repurchase
Dividends
Return on Sales
Total Headcount
Net Income
Sales
Chip Market

Linear Technology Corporation/CA
2002 Annual Report

TABLE OF CONTENTS

Corporate Profile

Linear Technology Corporation (Nasdaq: LLTC) designs, manufactures and markets a broad line of high-performance standard linear integrated circuits using silicon gate CMOS, BiCMOS, High Voltage, RF and Complementary Bipolar wafer fabrication process technologies.

Linear circuits provide an essential bridge between our analog world and the digital microelectronics used in wireless communications, notebook and handheld computing, computer peripherals, medical systems, factory automation, automotive electronics, and many other applications. For customers in these industries, Linear Technology provides operational, instrumentation, and audio amplifiers; voltage regulators, power management devices, DC/DC converters, and voltage references; comparators; monolithic filters; communications interface circuits; one-chip data acquisition subsystems; pulse-width modulators; sample-and-hold devices, RF power controllers and other RF components.

The Company marketed approximately 5,600 products this year to over 15,000 original equipment manufacturers. These products compete in the marketplace based on their performance, functional value, quality, and reliability.

Linear Technology is headquartered in Milpitas, California and employs approximately 2,700 people worldwide. In addition to manufacturing and test facilities in California, Washington, Singapore, and Malaysia, the Company has design facilities located in California, Colorado, Vermont, Massachusetts, New Hampshire, North Carolina, and Singapore.

FINANCIAL HIGHLIGHTS

In thousands, except per share amounts	2002	2001
Net Sales	$ 512,282	$ 972,625
Operating Income	225,099	546,285
Net Income	197,629	427,456
Diluted Earnings Per Share	0.60	1.29
Cash and Short-Term Investments	1,552,030	1,549,002
Working Capital	1,558,584	1,525,624
Total Assets	1,988,433	2,017,074
Long-Term Debt	-	-
Stockholders' Equity	1,781,454	1,781,957


485
507
706
973
512
98 99 00 01 02

Net Sales ($ in millions)


181
194
288
427
198
98 99 00 01 02

Net Income ($ in millions)


225
217
251
305
190
98 99 00 01 02

Net Sales per Employee ($ in thousands)


110
117
126
132
116
120
130
141
148
162
185
211
232
258
282
200
120
121
130
141
Q1 Q2 Q3 Q4
1998
1999
2000
2001
2002

Quarterly Net Sales ($ in millions)


84
83
102
134
73
98 99 00 01 02

Net Income per Employee ($ in thousands)

To Our Stockholders

Fiscal 2002 was a tough year, but good companies strengthen their competitive position in tough times. The worldwide economic environment was tough with the United States, Europe and Japan all teetering on recessions. The political environment was tough, precipitated by the 9/11 tragedy. Consequently, our business environment was tough with demand for analog semiconductors dropping dramatically.

Nevertheless, tough times present both challenges and opportunities. The challenge is to remain profitable and cash flow positive. The opportunity is to structurally improve the Company to optimize business prospects going forward.

Although sales were reduced by 47%, we were still strongly profitable with a return on sales of 39% versus the 44% we achieved in the previous record year. Even with the significant reduction in sales we were cash flow positive net of repurchasing common stock. To validate our ability to be profitable and cash flow positive even in tough times, we increased our quarterly dividend to 5¢ per share in April.

> *Properly investing in the future to position the Company for success is equally as important as maintaining profitability in tough times. Doing both concurrently is the challenge we embraced this past year.*

We remained strongly profitable by controlling variable expenses. During the year we reduced expenses by approximately $90 million of which profit sharing accounted for $60 million of the reduction. For a significant portion of the year employees endured shutdowns of one week per month. We also had a 16% reduction in workforce primarily associated with the closure of our oldest wafer fabrication plant in Milpitas. In addition to the reductions in labor related expenses, savings were also achieved in other expense categories.

In summary, we reported net sales of $512,282,000, a decrease of $460,343,000 or 47% from the previous year. Net income was $197,629,000, a decrease of $229,827,000, or 54% from the prior year. The resulting diluted earnings per share were $0.60 versus $1.29 in fiscal 2001. The Company paid cash dividends of $0.17 per share for the year versus $0.13 per share last year. The Company repurchased 6,439,000 shares of its common stock for $221,551,000. The cash and short term investments balance at the end of the year after these common stock repurchases was $1,552,030,000.

Properly investing in the future to position the Company for success is equally as important as maintaining profitability in tough times. Doing both concurrently is the challenge we embraced this past year. To maintain profitability we reduced headcount 16% company wide; to position the Company for the future we increased the number of circuit design engineers by 16%. We closed our oldest wafer fabrication plant while completing a two year project of bringing on line a new, more efficient and more advanced analog wafer fabrication facility. We reduced the number of process engineers working on sustaining production work, while we increased the number of process engineers working on new process development activities. We reduced the number of independent sales representatives selling our products and transitioned instead to a direct sales force for the USA market. We also increased our sales activities in China. Our investments in trained technical sales people were a cost burden this year, but will position us to better penetrate and support new customers in the future.

We are doing business with customers who have strong technical positions in their respective fields, and are therefore, likely to be the leaders in introducing the next generation of electronic products.

During this past year we opened a new Design Center in Burlington, Vermont. We also expanded by 50% our Design Center facility in the Boston area. Additionally, we built our first Linear owned modern Design Center facility in Colorado Springs to house our growing design team in that location. As a result of these many efforts, we became more technical and more strategic this past year.

Linear is a technology company. We supply high performance analog solutions that are critical to the functioning of many electronic systems. Our linear (or analog) parts have a symbiotic relationship with digital circuits in a world that is becoming more electronic. Our circuits are resident in a broad cross section of end products from computers to cell phones to Internet infrastructure and network hardware. In each of these areas we often have products in the latest generation end products, such as computing and communicating devices, complex medical devices, small powerful notebook computers, cell phones capable of multimedia access, workstations, security monitoring devices, optical switches present in the backbone of the Internet, the latest GPS systems in new model cars, and high-end consumer products such as digital cameras and MP3 players. This diversity of applications is demonstrated by the distribution of our business. Communications account for 33% of our business; computer 27%;

industrial 29%; automotive 6%; and, space level products 5%. We are doing business with customers who have strong technical positions in their respective fields, and are therefore, likely to be the leaders in introducing the next generation of electronic products.

In summary, it has been a tough year, but good companies manage well in tough times. We met short term challenges by being highly profitable and cash flow positive in an environment of significantly reduced sales. We also funded long term technical efforts as discussed above, which position us well for the recovery.

We are grateful to our employees, all of whom sacrificed financially to enable the Company to meet its goals; to our customers, who continue to demand the best analog technology and quality; and, to our investors whose support in a difficult investment climate is encouraging.

Sincerely,

Robert H. Swanson, Jr.
Chairman and Chief Executive Officer

Clive B. Davies, Ph. D.
President

Paul Coghlan
Vice President, Finance and Chief Financial Officer



Designed to support Linear's broad range of technologies from legacy Bipolar to advanced BiCMOS.



A vertical furnace deposits very uniform silicon dioxide.



High current ion implantation.



Sub-micron masking tools provide tighter process control on legacy products and enable leading edge analog technologies.



The new, more efficient and more advanced sub-micron wafer fabrication facility was brought on line this past year in Milpitas, California. Hillview allowed the Company to close down the oldest wafer fabrication plant and shift many of the experienced process engineers working on sustaining production to new process development activities.

Product Group Activities

LINEAR TECHNOLOGY'S success and promise derive primarily from its technology. Linear is a leading supplier of high performance analog integrated circuits. That is its sole focus and its competencies are directed at enhancing this strategy. Its products span the spectrum of high performance analog functions. These products are produced through a common manufacturing process involving factories in the United States and Asia. These products are marketed through a common worldwide sales force. The Company subdivides the selection and development of its products into four product groups: Power Management, Signal Conditioning, Mixed Signal and High Frequency. Each of these groups is challenged to be a leader in the development of innovative analog technology and to provide unique and timely analog solutions that anticipate the electronic needs of customers in diverse end-markets spanning communications, industrial, computer, automotive, and space level satellite applications. Many of the analog technology breakthroughs commonly referred to today were first developed and/or commercialized at Linear Technology.

POWER MANAGEMENT is the Company's largest revenue generating product group and the Company continues to advance its position as one of the leading high-performance power IC manufacturers. Products introduced during the last fiscal year have set new performance records and have found broad acceptance in several key strategic markets.

The handheld consumer products market once consisted primarily of cellular phones and PDAs, but has now grown to include new products such as MP3 players, digital still cameras and wireless communicators. The expanding breadth of this important market has created many new customers and applications for Linear's power ICs.

Although early handheld products relied on low-performance linear regulators, modern devices require high-performance power management ICs to achieve the density and battery life demanded by consumers. The new LTC®3406 DC/DC converter is an excellent example, being the industry's first regulator to power microprocessors with up to 600mA from a tiny, 1mm tall ThinSOT™ package. Linear Technology was also first to introduce dedicated ICs for powering white LEDs used to backlight small color LCD panels. Linear is already sampling third-generation white LED drivers when many competitors are just introducing their first-generation parts.

Products introduced during the last fiscal year have set new performance records and have found broad acceptance in several key strategic markets.

Integrated PolyPhase® DC/DC controllers were first introduced by Linear Technology several years ago. These switching regulators divide power between multiple parallel power stages to efficiently handle the high currents demanded by modern processors. The recently introduced LTC3732 expands this family, and is a fully-integrated 3-phase DC/DC controller capable of switching frequencies up to 600kHz. Power supplies delivering up to 65 amperes can be constructed from a single LTC3732. Linear was also first to introduce a family of integrated switching regulators capable of operating up to 4MHz, bringing unmatched performance to power supplies and double data rate (DDR) memory systems in notebook computers.

Despite the semiconductor market downturn, Linear's power product shipments into the automotive market grew during the last year. Telematics, navigation computers and high-end entertainment systems have driven much of this growth because of their need for high-performance power management. Proprietary in house high voltage bipolar and BiCMOS wafer fab processes, together with many years of experience designing rugged switching regulators, make the Company well-positioned to serve this market. The LT®1766 step-down switching regulator has been designed into numerous automotive systems because of its simplicity and ability to withstand 60 volt battery transients. Many new power products in development are aimed specifically at automotive needs, and are expected to continue to fuel growth in this key market.

The drive for improved performance in industrial, communications, networking and automotive markets requires new SIGNAL CONDITIONING products with higher levels of accuracy and speed that operate on lower and lower power supply voltages.

Bringing these new products to market requires new IC processes and design techniques. Linear Technology is well equipped with experienced analog IC design and test engineers who work with talented process development engineers defining the processes that enable the products of the future. These processes enable IC design and test engineers to develop products that are significantly better than what could be done with standard digital processes.

For Linear, sub-micron CMOS is only the starting point of process development. Today Linear has new proprietary processes that combine sub-micron CMOS with low noise NPN bipolar transistors and precision thin film resistors and capacitors. In development is the addition of sub-micron complementary bipolar.

Linear Technology's processes enable IC design and test engineers to develop products that are significantly better than what could be done with standard digital processes.

These new processes improve amplifier speed with reduced feature sizes while maintaining the high performance that customers have come to expect from Linear Technology. The new LT6200/LT6201/LT6202/LT6203/LT6204 family of low noise, rail-to-rail amplifiers just introduced set a new standard of performance for low power. They draw less power than all previous amplifiers with the same low noise thereby allowing communications circuits to be more sensitive and operate cooler.

A new patented delta-sigma technology was introduced last year in the LTC1966. This true RMS to DC converter is winning sockets in the industrial, instrumentation and power control markets because of its improved performance and ease of use.

The new LT6550/LT6551 allows video designers to eliminate a 5 volt power supply because it is the first cable driver to operate on a single 3.3 volt supply.

Linear's popular and unique Over-the-Top® op amp product line was expanded to include comparators at the end of last year with the new micro-power *LT1716*. These products draw their power from the same low voltage supplies used to power data acquisition products but are able to process signals beyond these power supplies since their inputs operate "Over-the-Top" or above the supply. These rugged, high voltage parts are ideal for industrial and automotive applications.

These new products expand an already large high performance amplifier portfolio and the engineering team in place continues to expand this portfolio.

Linear Technology's ***MIXED SIGNAL*** product offerings continue to push the state of the art for a diverse set of end applications including Data Converters, Hot Swap™ Controllers, Voltage Supervisors and Interface Transceivers. In the past year, the Mixed Signal product offerings grew significantly while achieving new performance levels.

We believe that the Data Converter product family represents a substantial growth opportunity due to many new product introductions that take advantage of Linear's proprietary analog processes and testing capability. The LTC2440 24-bit delta-sigma ADC features 200nV noise and 5ppm linearity, making it the industry's performance leader for high-end instrumentation and data acquisitions systems. The LTC1744 14-bit, 50Msps is the Company's first of many offerings for the cellular base station and high speed instrumentation markets. Finally, the LTC1592 16-bit, high precision DAC is the industry's first DAC with software programmable output span adjustment, significantly easing the design of 16-bit industrial control systems.

Like the other product groups, Mixed Signal combines experienced talent with unique analog wafer fab processing and testing capabilities.

Linear Technology continues to maintain its lead in the Hot Swap controller area with its third generation of product offerings for the telecom, industrial, disk drive and computer markets. The LTC425X family of minus 48V Hot Swap controllers offers sophisticated inrush current control in very small packages while the LTC4255 quad network controller is the first of many anticipated offerings for emerging powered ethernet systems which include Voice Over IP and wireless data hubs.

The Voltage Supervisor product family is positioned to complement the Company's power product offerings. The LTC2900 family is the industry's first quad voltage supervisor with a proprietary voltage threshold selection scheme and is the first supervisor to offer supply margining capability used at final board test.

The Interface Transceiver products consist of a broad family of RS232, RS485, and multiprotocol transceivers. With the recent release of the LTC284X family of 3.3V multiprotocol transceivers, Linear Technology maintains its leadership position in the multiprotocol product offerings for the telecom, computer, and industrial marketplace.

Like the other product groups, Mixed Signal combines experienced design talent with unique analog wafer fab processing and testing capabilities, positioning this group to put out a diverse portfolio of proprietary products in the coming fiscal year.

Linear Technology's HIGH FREQUENCY product group has taken strategic aim at wireless opportunities where its analog expertise allows the Company to focus on and resolve difficult problems inadequately addressed by other solutions in the market. This year, Linear Technology increased its emerging presence in the RF wireless market with the release of new products in three strategic product areas.

In the first of these product thrusts, Linear has taken a significant step in RF design by introducing a family of RF ICs targeted at 1.8 volt operation. In handheld wireless products, digital ASICs already operate at 1.8 volt and below. But high performance RF components have not kept pace. The best of these have required 2.7V supply voltages. This mismatch in supply voltages results in wasted batteries and heavier and more expensive portable links. Linear has resolved the previously intractable problems associated with high performance, low voltage RF chips, with our announcement of a 1.8V-powered RF chipset capable of multi-standard operation at 1.8GHz to 2.5GHz.

In general, these are the most precise, lowest power and easiest-to-use detection/control solutions in the industry.

In a second product thrust, Linear Technology introduced a new family of RF power measurement and RF power control chips that cover the industry's widest range of standards, applications and performance requirements. Applications for these products include power control for GSM cellphones, Wireless Local Area Networks, RF power detection and alarms, and AM and ASK demodulators. In general, these are the most precise, lowest power and easiest-to-use detection/control solutions in the industry.

Wireless infrastructure is our third major RF product development. This is a critical area where RF chips ultimately set the limits for overall system performance, and thereby the success of new wireless markets, including 3G. This year, Linear Technology introduced its first RF products in this area. These parts have already set new marks for high linearity, low distortion and wide dynamic range. Linear expects to introduce other products that push the boundaries farther still.

High Frequency products are built using Linear's own RF IC fabrication technology, which is rapidly evolving to meet the needs of this dynamic market. Future enhancements, including Silicon Germanium HBT technology, are in advanced stages of development. The expertise of the design organization and its in-house IC fab processes enable the high performance levels of these High Frequency products.



Boston, Massachusetts Design Team



A design engineer uses microprobes to measure internal operation of a new IC.



Breadboards are used to evaluate IC performance in an application circuit.



Frequent peer reviews are held, such as this interim review of an IC layout.

Second in size only to the Milpitas Design Center, Boston Design is a growing, thriving operation, which saw significant increases in technical headcount. The facility was expanded by 50% to keep pace with growth.



An optical breadboard is used to evaluate circuits for 40Gbit/s optical communications.



Colorado Springs, Colorado Design Team



Built to accommodate substantial growth, the Colorado Springs design team recently moved into a newly constructed 20,000 square-foot design center on a seven-acre site. Colorado Springs is another prime example of investment last year in infrastructure and technical talent.



Many detailed steps are needed to design a high-performance analog IC. Above, design engineers and mask designers perform a detailed layout review before fabricating first wafers.





Design engineers use sophisticated laboratory instruments to verify IC performance.



Milpitas, California


LINEAR
TECHNOLOGY

Burlington, Vermont



Singapore


LINEAR
TECHNOLOGY

Raleigh, North Carolina


LINEAR
TECHNOLOGY

Bedford, New Hampshire


LINEAR
TECHNOLOGY

Santa Barbara, California

Over 150 analog engineers involved in new product development activities work in the Company's flagship Milpitas, California design center. Singapore was the first satellite and international design site, while newly opened Burlington, Vermont is the eighth design center. Raleigh, North Carolina; Bedford, New Hampshire and Santa Barbara, California round out the Company's total design center activities. By increasing overall design engineering headcount 16% in the past year, Linear Technology became more technical and strategically poised for the future.

2002 Financial Report

Fiscal 2002, the Company's 21st year, has been a difficult year for companies, especially companies in the semiconductor industry as the industry dealt with one of the most severe business downturns on record. Although sales decreased 47% from the previous fiscal year Linear Technology Corporation was still very profitable and cash flow positive. In this down year the Company's return on sales was 39% and it generated an additional $224.6 million of cash and short-term investments before spending roughly $221.6 million to purchase back 6,439,100 shares of its common stock. The Company paid cash dividends of $0.17 per share, an increase of $0.04 from the previous year. While the year in total was difficult the Company showed improvement in both the third and fourth quarters.

Return on sales for the year of 39% continued to be at an industry leading level. Through the quarter ended June 30, 2002 the Company achieved:

- 35 consecutive quarters with pretax profits exceeding 40% of net sales
- 29 consecutive quarters with pretax profits exceeding 50% of net sales
- *65 consecutive quarters with positive cash flow from operations*

The accompanying table entitled "Financial Analyses" shows the strength of the Company's operating results and financial position as expressed in ratios used by the financial community.

In January 2002, the Company discontinued fabrication in its 4-inch production line. Related closure costs for the 4-inch line had been previously anticipated and provided for in the financial statements and, therefore, will not require any special one-time charges to the income statement. The closure of the 4-inch wafer facility enabled the Company to increase production in its new more efficient 6-inch wafer fabrication plant.

The success of the Company is attributable to its employees. In recognition of this performance, the Company funds an attractive profit sharing and 401(k) retirement plan. The plan covers essentially all full-time employees; pay-out for fiscal 2002 although one-half of the previous year was still roughly 30% of salary, making it one of the industry's most attractive profit sharing plans.

Financial Analysis
(Year ended June 30, 2002)

Profitability:	Operating Margin	43.9%
	Return on Equity	11.1%
	Return on Assets	9.9%
	Return on Sales	38.6%
Liquidity:	Quick Ratio	9.7
	Current Ratio	10.2
Leverage:	Long-Term Debt	none
Asset Turns:	Inventory Turns	5.3
	Sales/Fixed Assets (ROI)	1.9
Cash Flow*:	As a % of Net Sales	43.8%

Cash Flow*
($ in millions)


74
93
74
148
98
124
95
126
21
71
54
79
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
2000
2001
2002

Operating Income
(percent of sales)


52
52
53
55
57
57
58
52
40
43
46
47
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
2000
2001
2002

Net Income
($ in millions)


58
65
76
89
102
115
126
85
45
46
51
55
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
2000
2001
2002

Diluted Earnings Per Share
(cents)


.18
.20
.23
.27
.31
.34
.38
.26
.14
.14
.16
.17
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
2000
2001
2002

Excludes common stock repurchases

Quarterly Results and Stock Market Data (Unaudited)

Fiscal 2002 *Quarter Ended*	*June 30, 2002*	*March 31, 2002*	*Dec. 30, 2001*	*Sept. 31, 2001*
In thousands, except per share amounts				
Net sales	$140,757	$130,155	$121,266	$120,104
Gross profit	103,936	95,637	85,133	82,857
Net income	55,034	51,480	45,965	45,150
Diluted earnings per share	0.17	0.16	0.14	0.14
Cash dividends per share	0.05	0.04	0.04	0.04
Stock price range per share:				
High	45.87	46.72	44.52	48.08
Low	28.58	36.24	30.00	31.29

Fiscal 2001 *Quarter Ended*	*July 1, 2001*	*April 1, 2001*	*Dec. 31, 2000*	*Oct. 1, 2000*
Net sales	$200,013	$282,021	$258,450	$232,141
Gross profit	150,705	216,829	197,318	176,651
Net income	84,817	125,703	114,758	102,178
Diluted earnings per share	0.26	0.38	0.34	0.31
Cash dividends per share	0.04	0.03	0.03	0.03
Stock price range per share:				
High	58.00	65.06	67.44	73.00
Low	33.94	39.63	46.00	50.44

Diluted earnings per share amounts are based on the weighted average common shares and dilutive stock options outstanding during the quarter and may not add to diluted earnings per share for the year.

Cash dividends of $0.17 per share totaling $54.0 million were paid by the Company in fiscal 2002 as compared to $0.13 per share totaling $41.2 million in fiscal 2001. In April 2002, the Company's Board of Directors announced that the quarterly cash dividend was increased to $0.05 per share from $0.04 per share. Future dividends will be based on quarterly financial performance.

The stock activity in the above table is based on the high and low closing prices. These prices represent quotations between dealers without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions. The Company's common stock is traded on the NASDAQ National Market System under the symbol LLTC.

At June 30, 2002, there were approximately 1,838 stockholders of record.

Selected Financial Information/Five Year Trend

Five Fiscal Years Ended June 30, 2002	**2002**	2001	2000	1999	1998
In thousands, except per share amounts					
Income statement information					
Net sales	**$ 512,282**	$ 972,625	$ 705,917	$ 506,669	$484,799
Net income	**197,629**	427,456	287,906	194,293	180,902
Basic earnings per share	**0.62**	1.35	0.93	0.64	0.59
Diluted earnings per share	**0.60**	1.29	0.88	0.61	0.57
Weighted average shares outstanding–Basic	**317,215**	316,924	310,953	304,040	305,272
Weighted average shares outstanding–Diluted	**328,538**	332,527	328,002	317,888	319,878
Balance sheet information					
Cash, cash equivalents and short-term investments	**$1,552,030**	$1,549,002	$1,175,558	$786,707	$637,893
Total assets	**1,988,433**	2,017,074	1,507,256	1,046,914	892,822
Long-term debt	—	—	—	—	—
Cash dividends per share	**$0.17**	$0.13	$0.09	$0.0725	$0.06

All share and per share amounts reflect the Company's two-for-one stock split effective in February 2000.

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and judgments that significantly affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company regularly evaluates these estimates, including those related to inventory valuation and revenue recognition. These estimates are based on historical experience and on assumptions that are believed by management to be reasonable under the circumstances. Actual results may differ from these estimates, which may impact the carrying values of assets and liabilities.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of consolidated financial statements.

Inventory Valuation

We value our inventories at the lower of cost or market. We record charges to write down inventories for unsalable, excess or obsolete raw materials, work-in-process and finished goods. Newly introduced parts are generally not valued until success in the market place has been determined by a consistent pattern of sales and backlog among other factors. In addition to writedowns based on newly introduced parts, statistical and judgmental assessments are calculated for the remaining inventory based on salability and obsolescence.

Revenue Recognition

Revenue from product sales made directly to customers is recognized upon the transfer of title. Revenue from the Company's sales to domestic distributors is recognized under agreements which provide for certain sales price rebates and limited product return privileges. As a result, the Company defers recognition of such sales until the domestic distributors sell the merchandise. The Company relieves inventory and records a receivable on the initial sale to the distributor as title has passed to the distributor and payment is collected on the receivable within normal trade terms. The income to be derived from distributor sales is recorded under current liabilities on the balance sheet as "Deferred income on shipments to distributors" until such time as the distributor confirms a final sale to its end customer.

The Company's sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. Revenue on these sales is recognized upon shipment at which time title passes. The Company estimates international distributor returns based on historical data and current business expectations and defers a portion of international distributor sales and profits based on these estimated returns. Such amounts are classified in "Deferred income on shipments to distributors" on the accompanying balance sheet.

Results of Operations

The table below states the income statement items as a percentage of net sales and provides the percentage change of such items compared to the prior fiscal year amount.

	Fiscal Year Ended			Percentage Change	
	June 30, 2002	July1, 2001	July 2, 2000	2002 Over 2001	2001 Over 2000
Net sales	**100.0%**	100.0%	100.0%	(47%)	38%
Cost of sales	**28.2**	23.8	25.4	(37)	29
Gross profit	**71.8**	76.2	74.6	(50)	41
Expenses:					
Research & development	**15.6**	10.5	11.1	(22)	31
Selling, general administration	**12.2**	9.5	10.5	(32)	25
	27.8	20.0	21.6	(27)	28
Operating income	**44.0**	56.2	53.0	(59)	46
Interest income	**10.3**	6.6	6.1	(17)	50
Income before income taxes	**54.3%**	62.8%	59.1%	(54)	46
Effective tax rates	**29.0%**	30.0%	31.0%		

Net sales for the year ended June 30, 2002 were $512.3 million, a decrease of $460.3 million or 47% from net sales of $972.6 million in fiscal 2001. The decrease in net sales was primarily due to a decrease in unit shipments, and marginally due to a decrease in the average selling price. Geographically, international sales represented 64% of net sales, 10% higher than fiscal 2001. International sales to Europe, Japan and the Rest of the World (primarily Asia excluding Japan), represented 20%, 12% and 32% of net sales, respectively. In absolute dollars, sales decreased 58% year over year in the United States, decreased by 49% in Europe, decreased by 56% in Japan, and decreased 13% in the Rest of the World. The Company's major end-markets are communications, computer, industrial, auto and military. Sales fell in all major end-markets except military. Leading the decline in sales was communications; in absolute dollars sales in the communication end-market fell approximately 60% from fiscal 2001.

Net sales were a record $972.6 million in fiscal 2001, an increase of 38% over net sales of $705.9 million in fiscal 2000. The increase in net sales was primarily due to an increase in unit shipments, while the average selling price for the Company's products increased slightly during the year. Geographically, international sales represented 54% of net sales, the same percentage as in fiscal 2000. International sales to Europe, Japan and the Rest of the World (primarily Asia excluding Japan), represented 21%, 14% and 19% of net sales, respectively. In absolute dollars, sales increased 38% year over year in the United States, increased by 41% in Europe, increased by 70% in Japan, and increased 19% in the Rest of the World. The Company's major end-markets are communications, computer, industrial, auto and military. Sales into all major end-markets were strong with communications leading computer, industrial, auto and military. Within communications the major end-markets were networking and telephone infrastructure, primarily cellular base stations and cellular phone handsets. After three quarters of strong sales growth, sales in the fourth quarter decreased by 29% from the previous quarter. This trend was prevalent in all major end markets, particularly in communications.

Sales by Geographic Area


12% Japan
36% North America
32% Rest of World
20% Europe
2002
$ 512,282,000
14% Japan
46% North America
19% Rest of World
21% Europe
2001
$ 972,625,000
12% Japan
22% Rest of World
46% North America
20% Europe
2000
$ 705,917,000

To partially offset the impact of reduced sales on net profits during fiscal 2002 the Company reduced its variable expenses primarily in the area of compensation. This was achieved by lower profit sharing, plant shutdowns of approximately one week per month for the first three-quarters of fiscal 2002, and limited shutdowns in Q4 2002. The related savings in compensation were approximately $74.0 million, of which $60.0 million is related to profit sharing, for the fiscal year ended June 30, 2002. Additionally, in January 2002 the Company discontinued production in its oldest 4-inch wafer fabrication plant. The related ongoing labor savings from the closure of the 4-inch plant were approximately $3.0 million per quarter. The associated severance costs and equipment and inventory write-downs had been previously provided for in past financial statements and, therefore, no special one-time charges were required.

Gross profit for the year ended June 30, 2002 was $367.6 million, a decrease of $373.9 million or 50.4% from gross profit of $741.5 million in the corresponding period in fiscal 2001. Gross profit was 71.8% of net sales in fiscal 2002 as compared to 76.2% in fiscal 2001. The decrease in gross profit as a percentage of sales was due primarily to the unfavorable effect of fixed costs allocated across a lower sales base. This effect was partially offset by the reduction in compensation costs referenced above and secondarily to the closure of the Company's 4-inch wafer fabrication plant.

Gross profit was $741.5 million or 76.2% of net sales in fiscal 2001. The increase in gross profit as a percentage of sales compared to 74.6% in fiscal 2000 was due primarily to the favorable effect of fixed costs allocated across a higher sales base and improved manufacturing efficiencies and yields achieved at the Company's fabrication, assembly and test facilities, partially offset by costs associated with the start-up of the new wafer fabrication plant in Milpitas.

Research and development ("R&D") expenses were $79.8 million, $102.5 million, and $78.3 million in fiscal 2002, 2001 and 2000, respectively, or 15.6%, 10.5%, and 11.1% of net sales, respectively. The dollar decrease in R&D expenses in fiscal 2002 as compared to fiscal 2001 was due to a decrease in compensation costs caused by lower profit sharing and by plant shutdowns of one week per month for the first three quarters in fiscal 2002. The impact of lower compensation costs as explained above was offset by increases in staffing levels of design engineering personnel. The increase in R&D expenses in fiscal 2001 as compared to 2000 was due to increases in staffing levels of engineering personnel, which resulted in higher compensation costs, increased profit sharing costs driven by increases in sales and profitability, and development costs in new products.

Selling, general and administrative ("SG&A") expenses were $62.6 million, $92.7 million, and $74.3 million in fiscal 2002, 2001, and 2000, respectively, or 12.2%, 9.5%, and 10.5% of net sales, respectively. The dollar decrease in SG&A expenses from fiscal 2002 to fiscal 2001 was due to a decrease in compensation costs caused by lower profit-sharing and by plant shutdowns of one week per month for the first three quarters in fiscal 2002. Additionally the Company had lower legal expenses and lower commissions caused by the decrease in sales levels. The increase in SG&A expenses in fiscal 2001 as compared to fiscal 2000 was due to an increase in staffing levels to support the increased sales volumes, higher profit sharing, higher commissions resulting from the increase in sales, and higher legal costs related to patent protection and infringement.

Interest income decreased 17.3% in fiscal 2002 to $53.3 million and increased 50% in fiscal 2001 to $64.4 million from $42.9 million in fiscal 2000. The Company's cash, cash equivalent and short term investment balance increased $3.0 million during fiscal 2002 after spending $221.6 million on repurchasing 6.4 million shares of the Company's common stock. However, the declining average interest rates earned on the Company's cash equivalent and short-term investment balance caused interest income to fall 17.3%. The year over year increases in fiscal 2001 and 2000 were due to the significant increases in cash, cash equivalents and short-term investments that grew $373.4 million and $388.9 million respectively.

The Company's effective tax rate was 29.0%, 30.0%, and 31.0% in fiscal 2002, 2001 and 2000, respectively. The lower tax rates in fiscal 2002 and 2001 were primarily due to increased business activity in foreign jurisdictions with lower tax rates and an increase in tax-exempt interest income as a percentage of total interest income.

Factors Affecting Future Operating Results

Except for historical information contained herein, the matters set forth in this Annual Report, including the statements in the following paragraphs, are forward-looking statements that are dependent on certain risks and uncertainties including such factors, among others, as the timing, volume and pricing of new orders received and shipped during the quarter, timely ramp-up of new facilities, the timely introduction of new processes and products, general conditions in the world economy and financial markets and other factors described below.

Although we have seen improvements across end-markets in the last two quarters, our backlog of $46.1 million as compared to $71.5 at the end of the previous fiscal year, while improving within fiscal 2002, is still low. General business conditions continue to be tenuous and visibility remains low as customers order only to supply immediate demand. Therefore, confidently and accurately forecasting future financial results remains difficult. We are well positioned in some new programs with customers, which could ramp up late in the September quarter and in the following quarter. The summer, or September quarter, is historically our slowest and in the current business environment, we expect that to be true this year also. Consequently, we estimate that sales and profits in the September quarter will remain similar to the June quarter with growth resuming in the December quarter.

Estimates of future performance are uncertain, and past performance of the Company may not be a good indicator of future performance due to factors affecting the Company, its competitors, the semiconductor industry and the overall economy. The semiconductor industry is characterized by rapid technological change, price erosion, cyclical market patterns, periodic oversupply conditions, occasional shortages of materials, capacity constraints, variations in manufacturing efficiencies and significant expenditures for capital equipment and product development. Furthermore, new product introductions and patent protection of existing products, as well as exposure related to patent infringement suits brought against the Company are critical factors influencing future sales growth and sustained profitability. The Company's headquarters and a portion of its manufacturing facilities and research and development activities and certain other critical business operations are located near major earthquake fault lines in California. Consequently, the Company could be adversely affected in the event of a major earthquake.

Although the Company believes that it has the product lines, manufacturing facilities and technical and financial resources for its current operations, sales and profitability could be significantly affected by the above and other factors. Additionally, the Company's common stock could be subject to significant price volatility should sales and/or earnings fail to meet expectations of the investment community. Furthermore, stocks of high technology companies are subject to extreme price and volume fluctuations that are often unrelated or disproportionate to the operating performance of these companies.

Cash Flow Summary
(Fiscal year ended June 30, 2002)


$46.3 Depreciation and Amortization
$77.4 Employee Common Stock Transactions
$197.6 Net Income

Sources of Cash
($ in millions)


$24.8 Net Change in Operating Assets and Liabilities
$17.9 Capital Expenditures
$54.0 Payment of Cash Dividends
$3.0 Increase in Cash and Short-Term Investments
$221.6 Stock Repurchases

Uses of Cash
($ in millions)

Liquidity and Capital Resources

At June 30, 2002, cash, cash equivalents and short-term investments totaled $1.6 billion, and working capital was $1.6 billion. During fiscal 2002 the Company generated additional cash and short-term investments of $224.6 million before the repurchase of common stock. The Company repurchased 6,439,100 shares of its common stock for $221.6 million during fiscal 2002.

During fiscal 2002, the Company generated $257.1 million of cash from operating activities. Additionally, the Company generated $39.3 million in proceeds from common stock issued under employee stock option and stock purchase plans.

During fiscal 2002, significant cash expenditures included net purchases of short-term investments of $112.4 million and $17.9 million for the purchase of capital assets, primarily manufacturing equipment for the Company's fabrication, assembly and test facilities. The Company also paid $221.6 million to repurchase 6.4 million shares of its common stock. The Company paid $54.0 million for cash dividends to stockholders representing $0.17 per share per year compared to $0.13 per share in fiscal 2001. In April 2002, the Company's Board of Directors declared an increase in the quarterly cash dividend to $0.05 per share. The payment of future dividends will be based on quarterly financial performance.

The Company's cash equivalents and short-term investments are subject to market risk, primarily interest rate and credit risk. The Company's investments are managed by outside professional managers within investment guidelines set by the Company. Such guidelines include security type, credit quality and maturity and are intended to limit market risk by restricting the Company's investments to high quality debt instruments with relatively short-term maturities. Based upon the weighted average duration of the Company's investments at June 30, 2002, a hypothetical 100 basis point increase in short-term interest rates would result in an unrealized loss in market value of the Company's investments totaling approximately $19.4 million. However, because the Company's debt securities are classified as available-for-sale, no gains or losses are recognized by the Company due to changes in interest rates unless such securities are sold prior to maturity. The Company generally holds securities until maturity and carries the securities at amortized cost, which approximates fair market value.

The Company has no debt and has historically satisfied its liquidity needs through cash generated from operations and the placement of equity securities. Given its strong financial condition and performance, the Company believes that current capital resources and cash generated from operating activities will be sufficient to meet its liquidity and capital expenditures requirements for the foreseeable future.

As of June 30, 2002, the Company had no off-balance sheet financing arrangements or activities other than minimal levels of operating leases for facilities and equipment.

Consolidated Statements of Income

Three Years Ended June 30, 2002	2002	2001	2000
In thousands, except per share amounts			
Net sales	$ 512,282	$ 972,625	$ 705,917
Cost of sales	144,719	231,122	178,949
Gross profit	367,563	741,503	526,968
Expenses:			
Research and development	79,839	102,487	78,299
Selling, general and administrative	62,625	92,731	74,273
	142,464	195,218	152,572
Operating income	225,099	546,285	374,396
Interest income	53,251	64,366	42,858
Income before income taxes	278,350	610,651	417,254
Provision for income taxes	80,721	183,195	129,348
Net income	$ 197,629	$ 427,456	$ 287,906
Earnings per share:			
Basic	$ 0.62	$ 1.35	$ 0.93
Diluted	$ 0.60	$ 1.29	$ 0.88
Weighted average shares outstanding:			
Basic	317,215	316,924	310,953
Diluted	328,538	332,527	328,002
Cash dividends per share	$ 0.17	$ 0.13	$ 0.09

See accompanying notes.

Consolidated Balance Sheets

June 30, 2002 and July 1, 2001 *In thousands*	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 211,706	$ 321,106
Short-term investments	1,340,324	1,227,896
Accounts receivable, net of allowance for doubtful accounts of $1,302 ($803 in 2001)	81,447	89,836
Inventories:		
Raw materials	2,997	6,990
Work-in-process	22,941	14,090
Finished goods	3,004	4,512
Total inventories	28,942	25,592
Deferred tax asset	43,754	43,482
Prepaid expenses and other current assets	21,408	19,936
Total current assets	1,727,581	1,727,848
Property, plant and equipment, at cost:		
Land, buildings and improvements	140,468	136,978
Manufacturing and test equipment	326,388	316,501
Office furniture and equipment	3,384	3,343
	470,240	456,822
Accumulated depreciation and amortization	(209,388)	(167,596)
Net property, plant and equipment	260,852	289,226
Total assets	$ 1,988,433	$ 2,017,074
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 5,098	$ 10,615
Accrued payroll and related benefits	36,517	65,930
Deferred income on shipments to distributors	46,168	44,481
Income taxes payable	63,354	51,335
Other accrued liabilities	17,860	29,863
Total current liabilities	168,997	202,224
Deferred tax liabilities	37,982	32,893
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value, 2,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.001 par value, 2,000,000 shares authorized; 316,150 shares issued and outstanding at June 30, 2002 (318,908 shares at July 1, 2001)	316	319
Additional paid-in capital	672,600	607,883
Retained earnings	1,108,538	1,173,755
Total stockholders' equity	1,781,454	1,781,957
Total liabilities and stockholders' equity	$ 1,988,433	$ 2,017,074

See accompanying notes.

Consolidated Statements of Cash Flows
Increase in Cash and Cash Equivalents

Three Years Ended June 30, 2002	2002	2001	2000
In thousands			
Cash flow from operating activities:			
Net income	$ 197,629	$ 427,456	$ 287,906
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	46,261	35,788	24,958
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	8,389	(20,511)	(7,137)
Decrease (increase) in inventories	(3,350)	(3,680)	(6,388)
Decrease (increase) in deferred tax assets	(272)	(11,236)	(4,130)
Decrease (increase) in prepaid expenses and other current assets	(1,472)	(8,874)	1,515
Increase (decrease) in accounts payable, accrued payroll and other accrued liabilities	(46,933)	4,135	39,866
Increase (decrease) in deferred income on shipments to distributors	1,687	9,993	(976)
Tax benefit from stock option transactions	38,091	90,563	100,664
Increase (decrease) in income taxes payable	12,019	19,419	4,512
Increase (decrease) in deferred tax liabilities	5,089	16,511	1,537
Cash provided by operating activities	257,138	559,564	442,327
Cash flow from investing activities:			
Purchase of short-term investments	(961,041)	(1,722,358)	(793,631)
Proceeds from sales and maturities of short-term investments	848,613	1,439,565	481,015
Purchase of property, plant and equipment	(17,887)	(127,861)	(80,309)
Cash used in investing activities	(130,315)	(410,654)	(392,925)
Cash flow from financing activities:			
Issuance of common shares under employee stock plans	39,333	52,704	54,783
Purchase of common stock	(221,551)	(69,799)	--
Payment of cash dividends	(54,005)	(41,164)	(27,950)
Cash (used in) provided by financing activities	(236,223)	(58,259)	26,833
Increase (decrease) in cash and cash equivalents	(109,400)	90,651	76,235
Cash and cash equivalents, beginning of period	321,106	230,455	154,220
Cash and cash equivalents, end of period	$ 211,706	$ 321,106	$ 230,455
Supplemental disclosures of cash flow information:			
Cash paid during the fiscal year for income taxes	$ 25,483	$ 67,656	$ 26,486

See accompanying notes.

Consolidated Statements of Stockholders' Equity

	Three Years Ended June 30, 2002				
	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
(In thousands)					
Balance at June 27, 1999	307,462	$ 312,027	—	$ 594,767	$ 906,794
Issuance of common stock for cash under employee stock option and stock purchase plans	7,705	54,783	—	—	54,783
Tax benefit from stock option transactions	—	100,664	—	—	100,664
Purchase and retirement of common stock	—	—	—	—	—
Net income	—	—	—	287,906	287,906
Cash dividends - $0.09 per share	—	—	—	(27,950)	(27,950)
Balance at July 2, 2000	315,167	467,474	—	854,723	1,322,197
Issuance of common stock for cash under employee stock option and stock purchase plans	5,291	52,704	—	—	52,704
Tax benefit from stock option transactions	—	90,563	—	—	90,563
Purchase and retirement of common stock	(1,550)	(2,539)	—	(67,260)	(69,799)
Reincorporation in Delaware	—	(607,883)	607,883	—	—
Net income	—	—	—	427,456	427,456
Cash dividends - $0.13 per share	—	—	—	(41,164)	(41,164)
Balance at July 1, 2001	318,908	319	607,883	1,173,755	1,781,957
Issuance of common stock for cash under employee stock option and stock purchase plans	3,681	3	39,330	—	39,333
Tax benefit from stock option transactions	—	—	38,091	—	38,091
Purchase and retirement of common stock	(6,439)	(6)	(12,704)	(208,841)	(221,551)
Net income	—	—	—	197,629	197,629
Cash dividends - $0.17 per share	—	—	—	(54,005)	(54,005)
Balance at June 30, 2002	316,150	$ 316	$ 672,600	$ 1,108,538	$ 1,781,454

See accompanying notes

Note 1. Description of Business and Significant Accounting Policies

Description of Business and Export Sales

Linear Technology Corporation ("the Company") designs, manufactures and markets high performance linear integrated circuits. Applications for the Company's products include: telecommunications, cellular telephones, consumer, networking products, satellite systems, notebook and desktop computers, computer peripherals, video/multimedia, industrial instrumentation, automotive electronics, factory automation, process control and military space systems.

Export sales by geographic area were as follows:

	2002	2001	2000
In thousands			
Europe	$ 102,413	$ 202,193	$ 143,204
Japan	60,759	137,352	80,637
Rest of the World	163,019	188,129	158,520
Total export sales	$ 326,191	$ 527,674	$ 382,361

Basis of Presentation

The Company's fiscal year ends on the Sunday nearest June 30. Fiscal 2002 was a 52 week period, fiscal year 2001 was a 52 week period, and fiscal year 2000 was a 53 week period. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant inter-company accounts and transactions. Accounts denominated in foreign currencies have been translated using the U.S. dollar as the functional currency.

In fiscal 2001 the Company changed its state of incorporation from California to Delaware. As a consequence of this change stockholders' equity has been expanded to include both common stock and additional paid-in capital in conformance with Delaware reporting requirements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents and Short-Term Investments

Cash equivalents are highly liquid investments with original maturities of three months or less. Investments with maturities over three months at the time of purchase are classified as short-term investments.

At June 30, 2002 and July 1, 2001, all of the Company's investments in debt securities were classified as available-for-sale, which means that, although the Company principally holds securities until maturity, they may be sold under certain circumstances. The debt securities are carried at amortized cost, which approximates fair market value, determined using quoted market prices for these securities. Realized and unrealized gains and losses from short-term investments were not material at any time during fiscal 2002, 2001 and 2000. At June 30, 2002 and July 1, 2001, the Company held no equity securities.

Concentrations of Credit Risk and Off Balance Sheet Risk and Contingencies

The Company's investment policy restricts investments to high credit quality investments with a maturity of three years or less and limits the amount invested with any one issuer. Concentrations of credit risk with respect to accounts receivable are generally not significant due to the diversity of the Company's customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, primarily letters of credit, as deemed necessary.

No single end customer has accounted for 10% or more of the Company's net sales. However, in given years, one or more distributors may account for 10% or more of the Company's net sales. One domestic distributor accounted for 16% of net sales and 17% of accounts receivable during fiscal 2002, one domestic distributor accounted for 12% of net sales and 13% of accounts receivable during fiscal 2001, and two distributors accounted for approximately 14% and 11% of net sales during fiscal 2000. Distributors are not end customers, but rather serve as a channel of sale to many end users of the Company's products. No other distributor or customer accounted for 10% or more of net sales for fiscal 2002, 2001 and 2000.

The Company's assets, liabilities and cash flows are predominately U.S. dollar denominated, including those of its foreign operations. However, the Company's foreign subsidiaries have certain assets, liabilities and cash flows that are subject to foreign currency risk. The Company considers this risk to be minor and, for the three years ended June 30, 2002, had not utilized derivative instruments to hedge foreign currency risk or for any other purpose. Gains and losses resulting from foreign currency fluctuations are recognized in income currently and were not material for all periods presented.

The Company is subject to contingencies, including legal proceedings arising out a wide range of matters, including, among others patent suits and employment claims. While it is impossible to ascertain the ultimate legal and financial liability with respect to these lawsuits, the Company believes that the aggregate amount of such liabilities, if any, will not have a material adverse effect on the consolidated financial position or results of operation of the Company.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost determined on a first-in, first-out basis, or market. Write-downs to reduce the carrying value of obsolete, slow moving and non-usable inventory to net realizable value are charged to cost of sales.

Property, Plant and Equipment

Net property, plant and equipment at June 30, 2002 was geographically distributed as follows: United States - $210,925,000 Malaysia - $28,149,000 Singapore - $21,752,000 and other - $26,000. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets (3-7 years for equipment and 10-30 years for buildings and building improvements). Leasehold improvements are amortized over the shorter of the asset's useful life or the expected term of the lease.

Revenue Recognition

Revenue from product sales made directly to customers is recognized upon the transfer of title. Revenue from the Company's sales to domestic distributors is recognized under agreements which provide for certain sales price rebates and limited product return privileges. As a result, the Company defers recognition of such sales until the domestic distributors sell the merchandise. The Company relieves inventory and records a receivable on the initial sale to the distributor as title has passed to the distributor and payment is collected on the receivable within normal trade terms. The income to be derived from distributor sales is recorded under current liabilities on the balance sheet as "Deferred income on shipments to distributors" until such time as the distributor confirms a final sale to its end customer.

The Company's sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. Revenue on these sales is recognized upon shipment at which time title passes. The Company estimates international distributor returns based on historical data and current business expectations and defers a portion of international distributor sales and profits based on these estimated returns. Such amounts are classified in "Deferred income on shipments to distributors" on the accompanying balance sheet.

The Company's warranty policy provides for replacement of defective parts. Warranty expense historically has been negligible.

Stock Based Compensation

The Company accounts for stock-based awards to employees under the intrinsic value method and discloses in Note 4 the pro-forma effects of accounting for such awards under the fair value method.

Earnings Per Share

Basic earnings per share is calculated using the weighted average shares of common stock outstanding during the period. Diluted earnings per share is calculated using the weighted average shares of common stock outstanding, plus the dilutive effect of stock options, calculated using the treasury stock method. The dilutive effect of stock options was 11,323,000, 15,603,000 and 17,049,000 shares for fiscal 2002, 2001 and 2000 respectively. The weighted average diluted common shares outstanding for fiscal 2002, 2001 and 2000 excludes the dilutive effect of approximately 16,433,000, 19,842,000 and 23,817,000 options, respectively, since such options have an exercise price in excess of the average market value of the Company's common stock during the fiscal year.

Comprehensive Income

Comprehensive income approximated net income for fiscal 2002, 2001 and 2000.

Segment Reporting

The Company competes in a single operating segment, and as a result, no segment information has been disclosed. Disclosures about products and services, geographical areas, and major customers are included above in Note 1 to the consolidated financial statements.

Recent Pronouncements

In June 2001, the FASB issued SFAS 141 "Business Combination" and SFAS 142 "Goodwill and Other Intangible Assets." SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. Statement 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 (i.e., the acquisition date is July 1, 2001 or after). Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company will adopt SFAS 142 for its fiscal year beginning July 1, 2002. The Company does not expect the adoption of SFAS 142 to have a significant effect on its financial position or results of operations.

In October 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of retirement obligations be recognized as a liability when they are incurred and that the associated retirement costs be capitalized as a long-term asset and expensed over its useful life. The provisions of SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. The Company does not expect that the adoption of SFAS No. 143 will have a significant effect on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," addressing financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for the fiscal year beginning July 1, 2002. The Company does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations. The shutdown of the Company's 4-inch wafer fabrication facility in January 2002 did not result in any impairment charges as the charges had been previously anticipated and provided for in the financial statements.

Note 2. Short-term Investments

Short-term investments as of June 30, 2002 and July 1, 2001 were as follows:

In thousands	2002	2001
Municipal bonds	$ 727,884	$ 690,288
U.S. Treasury securities and obligations of U.S. government agencies	409,116	396,861
Corporate debt securities and other	203,324	140,747
	$ 1,340,324	$ 1,227,896

The contractual maturities of short-term investments at June 30, 2002 were as follows: one year or less - $290,017, one year to three years - $1,050,307. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to repay obligations without prepayment penalties.

Note 3. Lease Commitments

The Company leases certain of its facilities under operating leases, some of which have options to extend the lease period. In addition, the Company has entered into long-term land leases for the sites of its Singapore and Malaysia manufacturing facilities.

At June 30, 2002, future minimum lease payments under non-cancelable operating leases having an initial term in excess of one year were as follows: fiscal 2003: $2,911,000; fiscal 2004: $2,595,000; fiscal 2005: $2,344,000; fiscal 2006: $2,065,000; fiscal 2007: $1,436,000; and thereafter: $3,139,000.

Total rent expense was $3,418,000, $2,252,064, and $2,045,000 in fiscal 2002, 2001 and 2000, respectively.

Note 4. Employee Benefit Plans

Stock Option Plans

The Company has stock option plans under which options to purchase shares of the Company's common stock may be granted to employees and directors at a price no less than the fair market value on the date of the grant. At June 30, 2002, the total authorized number of shares under all plans was 169,000,000. Options become exercisable over a five-year period (generally 10% every six months). All options expire ten years after the date of the grant.

Stock option transactions during the three years ended June 30, 2002 are summarized as follows:

	Stock Options Outstanding	Weighted-Average Exercise Price
Outstanding options, June 27, 1999	44,170,390	$11.28
Granted	3,812,200	37.62
Forfeited	(558,070)	17.57
Exercised	(7,535,600)	6.73
Outstanding options, July 2, 2000	39,888,920	$14.70
Granted	7,835,650	46.61
Forfeited	(764,780)	22.55
Exercised	(5,164,470)	9.14
Outstanding options, July 1, 2001	41,795,320	$21.21
Granted	1,838,000	38.96
Forfeited	(1,220,650)	33.19
Exercised	(3,519,710)	9.69
Outstanding options, June 30, 2002	38,892,960	$22.72

The following table sets forth certain information with respect to employee stock options outstanding and exercisable at June 30, 2002:

Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Stock Options Exercisable	Weighted Average Exercise Price
$ 2.80 -$ 8.53	9,305,880	$5.94	3.22	9,305,880	$5.94
8.54 - 17.00	12,445,440	13.51	5.46	10,033,380	13.43
17.01 - 40.90	11,350,290	32.35	7.76	4,403,640	29.49
40.91 - 55.88	5,791,350	50.56	8.09	1,904,775	50.13
$ 2.80 - $55.88	38,892,960	$22.72	5.99	25,647,675	$16.19

Stock Purchase Plan

The Company's stock purchase plan ("ESPP") permits eligible employees to purchase common stock through payroll deductions at the lower of 85% of the fair market value of common stock at the beginning or end of each six month offering period. The offering periods commence on approximately May 1 and November 1 of each year. At June 30, 2002, the shares reserved for issuance under this plan totaled 8,400,000 and 7,278,676 shares had been issued under this plan. During fiscal 2002, 161,130 shares were issued at a weighted-average price of $33.09 per share pursuant to this plan.

Pro Forma Disclosure of the Effect of Stock-Based Compensation

The following table summarizes pro forma net income and pro forma earnings per share, as if the Company had elected to recognize compensation expense for its employee stock plans under the fair value method instead of the intrinsic value method (in thousands, except per share amounts):

	2002	2001	2000
Pro forma net income	**$131,936**	$366,063	$247,009
Pro forma earnings per share:			
Basic	**$ 0.42**	$ 1.16	$ 0.79
Diluted	**$ 0.40**	$ 1.10	$ 0.75

For purposes of the pro forma information, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions (the fair value of shares issued under the Company's ESPP was not significant for all periods presented):

	2002	2001	2000
Expected lives	**6.1**	6.5	6.5
Expected volatility	**69.0%**	65.8%	59.1%
Dividend yields	**0.5%**	0.2%	0.3%
Risk free interest rates	**4.4%**	5.0%	5.9%

The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of publicly traded options, and because changes in these subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its stock options.

Using the Black-Scholes option pricing model, the weighted average estimated fair value of employee stock options granted in fiscal 2002, 2001 and 2000 was $25.59, $31.64 and $24.26 per share, respectively. For the purposes of the pro forma information, the estimated fair values of the employee stock options are amortized to expense using the straight-line method over the vesting period.

Retirement Plan

The Company has established a 401(k) retirement plan for its qualified U.S. employees. Profit sharing contributions made by the Company to this plan were approximately $8,873,000, $11,857,000 and $9,818,000 in fiscal 2002, 2001 and 2000, respectively.

5. Income Taxes

The components of income before income taxes are as follows:

	2002	2001	2000
In thousands			
United States operations	$ 245,830	$ 541,112	$ 361,834
Foreign operations	32,520	69,539	55,420
	$ 278,350	$ 610,651	$ 417,254

The provision for income taxes consists of the following:

	2002	2001	2000
In thousands			
United States federal:			
Current	$ 66,465	$ 155,390	$ 118,917
Deferred	4,751	4,747	(2,219)
	71,216	160,137	116,698
State:			
Current	5,923	14,229	8,575
Deferred	66	528	(374)
	5,989	14,757	8,201
Foreign-Current	3,516	8,301	4,449
	$ 80,721	$ 183,195	$ 129,348

Actual current federal and state tax liabilities are lower than the amounts reflected above by the tax benefit from stock option activity of approximately $38,091,000, $90,563,000, and $100,664,000, for fiscal 2002, 2001 and 2000, respectively. The tax benefit from stock option activity is recorded as a reduction in current income taxes payable and an increase in additional paid-in capital.

The provision for income taxes reconciles to the amount computed by applying the statutory U.S. Federal rate of 35% to income before income taxes as follows:

	2002	2001	2000
In thousands			
Tax at U.S. statutory rate	$97,423	$213,728	$146,039
State income taxes, net of federal benefit	3,894	9,592	5,331
Earnings of foreign subsidiaries subject to lower rates	(5,069)	(10,230)	(10,400)
Tax-exempt interest income	(10,850)	(11,908)	(8,934)
FSC benefits	-	(13,224)	(4,042)
Other	(4,677)	(4,763)	1,354
	$80,721	$183,195	$129,348

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities recorded in the balance sheet as of June 30, 2002 and July 1, 2001 are as follows:

In thousands	2002	2001
Deferred tax assets:		
Inventory valuation	**$17,680**	$12,410
Deferred income on shipments to distributors	**17,236**	16,606
State income taxes	**2,098**	5,165
Non-deductible accrued benefits	**1,954**	2,523
Other	**4,786**	6,778
Total deferred tax assets	**43,754**	43,482
Deferred tax liabilities:		
Depreciation and amortization	**11,642**	10,234
Unremitted earnings of subsidiaries	**26,340**	22,659
Total deferred tax liabilities	**37,982**	32,893
Net deferred tax assets	**$5,772**	$10,589

The Company has a tax holiday in Singapore which is effective through September 2004. The Company's Malaysia tax holiday is effective through July 2005.

The impact of the Singapore and Malaysia tax holidays was to increase net income by approximately $4,328,000 ($0.01 per diluted share) in fiscal 2002, $11,669,000 ($0.04 per diluted share) in fiscal 2001, and $9,320,000 ($0.03 per diluted share) in fiscal 2000. The Company does not provide a residual U.S. tax on a portion of the undistributed earnings of its Singapore and Malaysia subsidiaries, as it is the Company's intention to permanently invest these earnings overseas. Should these earnings be remitted to the U.S. parent, additional U.S. taxable income would be approximately $191,814,000.

The Company is currently under audit by the Internal Revenue Service for periods beginning July 1, 1996 and June 30, 1997. Management believes that an adequate amount of taxes and related interest and penalty, if any, have been provided for any adjustment that may result from these years.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders of Linear Technology Corporation

We have audited the accompanying consolidated balance sheets of Linear Technology Corporation as of June 30, 2002 and July 1, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Linear Technology Corporation at June 30, 2002 and July 1, 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States.

San Jose, California
July 19, 2002

Ernst & Young LLP

Glossary of Terms

ADC Analog to Digital Converter

AM & ASK Demodulators Circuits that extract the information from radio frequency signals with Amplitude Modulation & Amplitude Shift Keying

ASIC Applications Specific Integrated Circuit

BiCMOS Bipolar/CMOS IC containing both bipolar and CMOS transistors

Bipolar Containing P&N doped silicon (an Analog IC fabrication process)

Bit The smallest unit of digital information (can equal one or zero)

CMOS Complementary Metal Oxide Semiconductor (an IC fabrication process containing field effect transistors)

DAC Digital to Analog Converter

DC/DC Converter Direct Current to Direct Current converter (power supply that converts from one DC voltage to another

Delta-Sigma Method of converting an analog voltage to its digital representation

Gbit/s Gigabit per second (a transmission rate for digital information that equals one billion bits per second)

GPS Global Positioning System

GSM Global System for Mobile Communications

Hot Swap The ability to plug a device into a system without turning off the power first

Inrush Current Current surge when system is first turned on or plugged in

kHz Kilohertz (one thousand cycles per second)

LCD Liquid Crystal Display

LED Light Emitting Diode

mA Milliampere (one thousandth of an amp)

Msps Mega (million) samples per second

MHz Megahertz (millions of cycles per second)

mm Millimeter (one thousandth of a meter)

MP3 Digitally encoded music format (MPEG - Motion Picture Experts Group-Level 3)

Multiprotocol Multiple digital data transmission protocols

NPN A type of bipolar transistor

Over-the-Top The input signal range includes voltages greater than the power supply

PDA Portable Digital Assistant

PolyPhase Multiple DC/DC converter stages operating with interleaved switching

Rail-to-Rail The signal range includes both power supply voltages (rails)

RF Radio Frequency

RMS to DC Converter Root Mean Square to Direct Current converter (a way to measure the energy in an AC waveform)

Step-down Regulator A power supply circuit that converts to a lower voltage

Step-up Regulator A power supply circuit that converts to a higher voltage

Sub-micron Features sizes less than one micron (one micron equals one millionth of a meter)

Supply Margining Adjusting the power supply voltage higher or lower to verify system operation

Thin Film Resistor A high performance IC resistor process

V Volts

Voice Over IP A phone system that sends the voice data using the Internet protocol

3G Third generation mobile system

Company Profile

Linear Technology Corporation designs, manufactures and markets a broad line of standard high performance linear integrated circuits utilizing bipolar, silicon gate CMOS and BiCMOS process technologies.

Board of Directors

Thomas S. Volpe
Founder & CEO
Volpe Investments LLC

David S. Lee
Chairman of the Board
Cortelco Systems Holding Corp.
Manufacturer, Telecommunication
Systems and Products

Leo T. McCarthy
President
The Daniel Group
International Consulting Firm
Former Lieutenant Governor
State of California

Richard M. Moley
Former President and Chief Executive Officer
StrataCom, Inc.
Manufacturer, Telecommunication
Systems and Products

Robert H. Swanson, Jr.
Chairman and Chief Executive Officer
Linear Technology Corporation

Officers

Robert H. Swanson, Jr.
Chairman and Chief Executive Officer

Clive B. Davies, Ph.D.
President

David Bell
Vice President, Power Management Products

Paul Chantalat
Vice President, Quality and Reliability

Paul Coghlan
Vice President, Finance and Chief Financial Officer

Robert C. Dobkin
Vice President, Engineering and Chief Technical Officer

William Gross
Vice President, Signal Conditioning Products

Lothar Maier
Vice President and Chief Operating Officer

Richard Nickson
Vice President, North American Sales

David A. Quarles
Vice President, International Sales

Robert Reay
Vice President, Mixed Signal Products

Arthur F. Schneiderman
Secretary
Attorney, Wilson, Sonsini, Goodrich & Rosati,
Professional Corporation
Legal Counsel

Transfer Agent and Registrar

EquiServe Trust Company N.A.
Providence, RI

Independent Auditors

Ernst & Young LLP
San Jose, California

Corporate and Investor Information

Please direct inquiries to:
Paul Coghlan
Vice President, Finance and CFO
Linear Technology Corporation
1630 McCarthy Blvd.
Milpitas, California 95035-7417

SEC FORM 10-K

If you would like a copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2002, as filed with the Securities and Exchange Commission, you may obtain it without charge. Direct your request to:
Paul Coghlan
Vice President, Finance and CFO
Linear Technology Corporation
1630 McCarthy Blvd.
Milpitas, California 95035-7417

SKU1850-AR-02

Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, CA 95035-7417
www.linear.com